SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

REPORT OF VOTING RESULTS

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Nova Scotia Securities Commission
New Brunswick Office of the Administrator of Securities
PEI Provincial Affairs & Attorney General
Department of Government Services and Lands, Government of Newfoundland and Labrador
Yukon Registrar of Securities
Securities Registries Department of Justice, Northwest Territories
Government of Nunavut
The Toronto Stock Exchange

Dear Sirs:

RE:

2006 Annual General Meeting

At the Annual General Meeting of the shareholders of Northern Orion Resources Inc. held on June 13, 2006, and pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the voting results were as follows:

1.

The number of directors was fixed at five (6).

2.

The following nominees were elected as directors:

Michael Beckett
John K. Burns
David Cohen
Robert Cross
Robert Gayton

Richard Knight

3.

Deloitte Touche LLP were appointed as auditors of the Company for the ensuing year.

4.

The directors were authorized to fix the remuneration to be paid to the auditors.

All votes were by show of hands.

DATED at Vancouver, British Columbia, this 13th day of June, 2006.

Northern Orion Resources Inc.

Per:

“ signed”

David Cohen,
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

June 13, 2006

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer